UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2012

BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) I S.A.
New Zealand
(Jurisdiction of incorporation or organization)

Beverage Packaging Holdings (Luxembourg) I S.A.
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

Beverage Packaging Holdings (Luxembourg) I S.A.

Interim unaudited condensed financial statements
for the three and nine month periods ended
September 30, 2012 and September 30, 2011

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Beverage Packaging Holdings (Luxembourg) I S.A. interim unaudited condensed financial statements for the three and nine month periods ended September 30, 2012 and 2011

Interim unaudited condensed statements of comprehensive income	2

Interim unaudited condensed statements of financial position	3

Interim unaudited condensed statements of changes in equity	4

Interim unaudited condensed statements of cash flows	5

Notes to the interim unaudited condensed financial statements	8

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011*	2012	2011*
Revenue		3,454	3,069	10,357	8,279
Cost of sales		(2,804)	(2,553)	(8,429)	(6,830)
Gross profit		650	516	1,928	1,449
Other income	7	42	24	128	68
Selling, marketing and distribution expenses		(87)	(98)	(264)	(266)
General and administration expenses		(187)	(143)	(633)	(436)
Other expenses	8	(29)	(78)	(147)	(224)
Share of profit of associates and joint ventures, net of income tax		7	6	19	14
Profit from operating activities		396	227	1,031	605
Financial income	9	54	2	42	19
Financial expenses	9	(641)	(521)	(1,304)	(1,075)
Net financial expenses		(587)	(519)	(1,262)	(1,056)
Loss before income tax		(191)	(292)	(231)	(451)
Income tax benefit	10	87	8	129	65
Profit (loss) for the period		(104)	(284)	(102)	(386)
Other comprehensive income (loss) for the period, net of income tax
Exchange differences on translating foreign operations		1	48	41	(88)
Total other comprehensive income (loss) for the period, net of income tax		1	48	41	(88)
Total comprehensive income (loss) for the period		(103)	(236)	(61)	(474)
Profit (loss) attributable to:
Equity holder of the Group		(103)	(284)	(102)	(387)
Non-controlling interests		(1)		—	1
		(104)	(284)	(102)	(386)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(102)	(236)	(61)	(475)
Non-controlling interests		(1)	—	—	1
		(103)	(236)	(61)	(474)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three and nine month periods ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of financial position

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011*
Assets
Cash and cash equivalents		1,807	597
Trade and other receivables		1,573	1,504
Inventories	11	1,736	1,764
Current tax assets		41	39
Assets held for sale		20	70
Derivatives		7	1
Other assets		84	65
Total current assets		5,268	4,040
Non-current receivables		50	55
Investments in associates and joint ventures		133	119
Deferred tax assets		26	29
Property, plant and equipment	12	4,368	4,546
Investment properties		32	29
Intangible assets	13	12,311	12,545
Derivatives		185	122
Other assets		184	150
Total non-current assets		17,289	17,595
Total assets		22,557	21,635
Liabilities
Bank overdrafts		3	3
Trade and other payables		1,874	1,749
Liabilities directly associated with assets held for sale		—	20
Borrowings	14	392	520
Current tax liabilities		114	161
Derivatives		5	16
Employee benefits		246	228
Provisions	15	92	98
Total current liabilities		2,726	2,795
Non-current payables		44	38
Borrowings	14	17,938	16,641
Deferred tax liabilities		1,338	1,548
Employee benefits		902	936
Provisions	15	131	134
Total non-current liabilities		20,353	19,297
Total liabilities		23,079	22,092
Net liabilities		(522)	(457)
Equity
Share capital		1,417	1,417
Reserves		(1,214)	(1,255)
Accumulated losses		(745)	(641)
Equity attributable to equity holder of the Group		(542)	(479)
Non-controlling interests		20	22
Total equity (deficit)		(522)	(457)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of financial position should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2011)	1,417	331	(1,561)	(219)	(32)	23	(9)
Total comprehensive income (loss) for the period:
Profit (loss) after tax*	—	—	—	(387)	(387)	1	(386)
Foreign currency exchange translation reserve	—	(88)	—	—	(88)	—	(88)
Total comprehensive income (loss) for the period*	—	(88)	—	(387)	(475)	1	(474)
Balance as of September 30, 2011*	1,417	243	(1,561)	(606)	(507)	24	(483)
Balance at the beginning of the period (January 1, 2012)*	1,417	306	(1,561)	(641)	(479)	22	(457)
Total comprehensive income (loss) for the period:
Profit (loss) after tax	—	—	—	(102)	(102)	—	(102)
Foreign currency exchange translation reserve	—	41	—	—	41	—	41
Total comprehensive income (loss) for the period	—	41	—	(102)	(61)	—	(61)
Purchase of non-controlling interest	—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2012	1,417	347	(1,561)	(745)	(542)	20	(522)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

The interim unaudited condensed statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2012	2011
Cash flows from operating activities
Cash received from customers	10,321	8,021
Cash paid to suppliers and employees	(8,512)	(7,161)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change of control and other acquisition costs	—	(84)
Payment to related party for use of tax losses	(10)	—
Net cash from operating activities	531	163
Cash flows used in investing activities
Acquisition of property, plant and equipment and investment properties	(427)	(337)
Proceeds from sale of property, plant and equipment, investment properties and other assets	30	17
Acquisition of intangible assets	(14)	(10)
Acquisition of businesses, net of cash acquired	(32)	(2,048)
Disposal of business, net of cash disposed	94	—
Pre-acquisition advance to Graham Packaging	—	(20)
Interest received	4	4
Dividends received from joint ventures	6	6
Net cash used in investing activities	(339)	(2,388)
Cash flows from financing activities
Drawdown of loans and borrowings:
September 2012 Credit Agreement	2,623	—
September 2012 Senior Secured Notes	3,250	—
February 2012 Senior Notes	1,250	—
August 2011 Credit Agreement	—	4,666
August 2011 Notes	—	2,482
February 2011 Notes	—	2,000
2009 Credit Agreement	—	10
Other borrowings	26	6
Repayment of loans and borrowings:
2011 Credit Agreement	(4,573)	(12)
2009 Credit Agreement	—	(4,168)
2009 Notes	(768)	—
Graham Packaging Notes	(388)	(1,935)
Pactiv 2012 Notes	(249)	—
Other borrowings	(48)	(3)
Payment of liabilities arising from the Graham Packaging acquisition(1)	—	(252)
Payment of transaction costs	(98)	(209)
Payment of finance lease liabilities	(2)	—
Related party borrowings	(23)	25
Dividends paid to related parties and non-controlling interests	(2)	(2)
Net cash from financing activities	998	2,608
Net increase (decrease) in cash and cash equivalents	1,190	383
Cash and cash equivalents at the beginning of the period	594	652
Effect of exchange rate fluctuations on cash held	20	2
Cash and cash equivalents at the end of the period	1,804	1,037
Cash and cash equivalents comprise
Cash and cash equivalents	1,807	1,046
Bank overdrafts	(3)	(9)
Cash and cash equivalents at the end of the period	1,804	1,037

(1)	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of cash flows

Reconciliation of the profit (loss) for the period with the net cash from operating activities

	For the nine month period ended September 30,
(In $ million)	2012	2011*
Profit (loss) for the period	(102)	(386)
Adjustments for:
Depreciation of property, plant and equipment	584	432
Depreciation of investment properties	—	1
Amortization of intangible assets	272	221
Asset impairment charges	33	10
Net foreign currency exchange loss	6	11
Change in fair value of derivatives	(19)	25
Gain on sale of businesses	(66)	(5)
Net financial expenses	1,262	1,056
Share of profit of equity accounted investees	(19)	(14)
Income tax benefit	(129)	(65)
Interest paid	(1,083)	(558)
Income taxes (paid) refunded, net	(119)	(55)
Premium on extinguishment of loans and borrowings	(66)	—
Change in trade and other receivables	(67)	(100)
Change in inventories	33	(327)
Change in trade and other payables	54	77
Change in provisions and employee benefits	(27)	(132)
Change in other assets and liabilities	(16)	(28)
Net cash from operating activities	531	163

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Purchasing acquisition. Refer to note 2.5.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Interim unaudited condensed statements of cash flows

Acquisitions and disposals of businesses

	For the nine month period ended September 30,
	2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions*	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(32)	80	(2,195)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—
Cash received from the repayment of notes receivable for a previously disposed business	—	14	—	—
	(32)	94	(2,051)	—
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—
Consideration subsequently received due to post-closing adjustments	—	—	3	—
Discharge of notes receivable relating to a previously disposed business	—	(14)	—	—
Net assets (acquired) disposed of	(32)	80	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents	—	—	(149)	—
Trade and other receivables	—	11	(361)	—
Assets held for sale	—	—	(10)	—
Derivative assets	—	—	(9)	—
Current tax assets	—	—	(4)	—
Inventories	—	15	(350)	—
Deferred tax assets	—	—	(6)	—
Property, plant and equipment	—	—	(1,526)	—
Intangible assets (excluding goodwill)	—	—	(2,463)	—
Goodwill	—	—	(1,754)	—
Other current and non-current assets **	(30)	7	(36)	—
Investment in associates and joint venture	—	—	(1)	—
Bank overdrafts	—	—	5	—
Trade and other payables	—	(13)	720	—
Current tax liabilities	—	—	39	—
Borrowings	—	—	2,851	—
Deferred tax liabilities	—	—	629	—
Provisions and employee benefits	—	(6)	233	—
Net assets (acquired) disposed of	(30)	14	(2,192)	—
Gain on acquisition	—	66	—	—
Non-controlling interests	(2)	—	—	—
	(32)	80	(2,192)	—

Refer to note 18 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

**
During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital adjustments. The consideration was paid in cash. Due to the relative size and the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated and was accounted for against other non-current assets in the Group's consolidated financial statements.

The interim unaudited condensed statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

1.Reporting entity
Beverage Packaging Holdings (Luxembourg) I S.A. (the "Company") is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétiés."
The interim unaudited condensed financial statements of the Company as of September 30, 2012 and for the three and nine month periods ended September 30, 2012 and September 30, 2011 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the "Group."
The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.
The address of the registered office of the Company is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance
The interim unaudited condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The disclosures required in these interim unaudited condensed financial statements are less extensive than the disclosure requirements for annual financial statements. The December 31, 2011 statement of financial position as presented in the interim unaudited condensed financial statements was derived from the Group's audited financial statements for the year ended December 31, 2011, but does not include the disclosures required by IFRS as issued by the IASB.
The interim unaudited condensed financial statements comprise the statements of comprehensive income, financial position, changes in equity and cash flows as well as the relevant notes to the interim unaudited condensed financial statements.
The interim unaudited condensed financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2011.
The interim unaudited condensed financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).
2.2    Going concern
The interim unaudited condensed financial statements have been prepared using the going concern assumption.
2.3    Basis of measurement
The interim unaudited condensed financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan net liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

2.4    Presentation currency
These interim unaudited condensed financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.
2.5    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. The change in values of certain assets resulted in changes to depreciation and amortization expense recognized in the period since acquisition. Refer to note 18.1 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 3.1(a) of the financial statements of the Group for the year ended December 31, 2011, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,049	(9)	4,040
Non-current assets	17,563	32	17,595
Total assets	21,612	23	21,635
Current liabilities	2,791	4	2,795
Non-current liabilities	19,274	23	19,297
Total liabilities	22,065	27	22,092
Net liabilities	(453)	(4)	(457)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 18).

The finalization of the purchase accounting had an impact on certain previously published financial statements. For 2012, profit after tax decreased by $1 million for the three month period ended March 31 and increased by $1 million for the three month period ended June 30. For 2011, profit after tax decreased by $4 million for the three and nine month periods ended September 30. The changes in profit after tax are primarily due to changes in depreciation and amortization expense and the related tax impacts. The finalization of this purchase accounting had no effect on total other comprehensive income (loss), net of income tax, for the three and nine month periods ended September 30, 2011. The finalization of this purchase accounting had no effect on the Group's statement of cash flows, EBITDA or Adjusted EBITDA for any period.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the three and nine month periods ended September 30, 2011 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $120 million and $380 million for the three and nine month periods ended September 30, 2011, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA and net loss for the three and nine month periods ended September 30, 2011, and no impact on the interim unaudited condensed statement of cash flows for the nine month period ended September 30, 2011.
During the three month period ended June 30, 2012, the Group made an adjustment to correct for the overstatement of a deferred tax liability. The liability should have been offset against existing unrecognized deferred tax assets within the same jurisdiction from the date certain Luxembourg entities elected to file a consolidated return in the fourth quarter of 2010. The adjustment increased income tax benefit and net profit by $3 million for the nine month period ended September 30, 2012. The adjustment had no impact on EBITDA and Adjusted EBITDA for the three and nine month periods ended September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustment did not have a material impact on any current or previously reported financial statements.
During the three month period ended June 30, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. In the period since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the nine month period ended September 30, 2012. There was no impact on Adjusted EBITDA. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of September 30, 2012 and had no impact on the statement of cash flows for the nine month period ended September 30, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.
During the three month period ended September 30, 2011, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million in the three and nine month periods ended September 30, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of September 30, 2011. This adjustment had no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the three and nine month periods ended September 30, 2011, nor any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.
2.6    Accounting policies and recently issued accounting pronouncements
The accounting policies applied by the Group in the interim unaudited condensed financial statements are consistent with those applied by the Group in its annual financial statements for the year ended December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2012 that significantly impact the Group.
As detailed in the Group's financial statements for the year ended December 31, 2011, revised IAS 19 "Employee Benefits" will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.
Other than the item noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual financial statements for the year ended December 31, 2011.

3.    Use of estimates and judgments
In the preparation of the interim unaudited condensed financial statements, the Directors and management have made certain estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.
The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:
3.1    Impairment of assets

(a)	Goodwill and indefinite life intangible assets
Goodwill and indefinite life intangibles are tested for impairment on an annual basis or when there is an indication of impairment. Determining whether goodwill and indefinite life intangible assets are impaired requires estimation of the recoverable values of the cash generating units (“CGU”) to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the CGU being reviewed). Significant judgment is involved in estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
The determination of the existence of an indicator of impairment requires significant judgment. When completing this evaluation, the Group considers a range of factors that influence the future maintainable earnings of the CGU. External factors considered include items such as changes in the technological, market, economic or legal environment in which the CGU operates. Internal factors include items such as operating efficiencies and cost structure that impact net cash flows or operating profit.
Upon finalization of purchase accounting and final allocation of goodwill to the Graham Packaging segment, the Group performed an initial impairment analysis with respect to the carrying value of goodwill for the Graham Packaging segment.  As a result of this initial test, which was completed within one year of the anniversary of the acquisition, no impairment charge was identified.

(b)	Other assets
Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group’s intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.
3.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group’s provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.3    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than 12 months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.

The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012 assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a) of the annual financial statements of the Group for the year ended December 31, 2011, any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition.

4.    Seasonality and Working Capital Fluctuations

Our business is impacted by seasonal fluctuations.

SIG
SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and food that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.
Evergreen
Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.
Closures
Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales in the second and third quarters in the Northern Hemisphere, which represented 83% of Closures' total revenue in 2011, and in the fourth and first quarters in the Southern Hemisphere, which represented 17% of Closures' total revenue in 2011.
Reynolds Consumer Products
Reynolds Consumer Products' operations are moderately seasonal based on the different product lines. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday season. Sales of waste and storage products are typically higher in the second half of the year.
Pactiv Foodservice
Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.
Graham Packaging
Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

5.    Financial risk management

5.1     Financial risk factors

Exposure to market risk (including currency risk, interest rate risk and commodity prices), credit risk and liquidity risk arises in the normal course of the Group’s business. During the nine month period ended September 30, 2012, the Group continued to apply the risk management objectives and policies which were disclosed in the annual financial statements of the Group for the year ended December 31, 2011.

The interim unaudited condensed financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011.

5.2     Liquidity risk

As described in note 14, during the nine month period ended September 30, 2012, the Group issued the February 2012 Senior Notes, the September 2012 Senior Secured Notes, and refinanced the August 2011 Credit Agreement. As a result of the notes issuance and other changes in borrowings, the Group’s contractual cash flows related to total borrowings as of September 30, 2012 are as follows:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	Total debt and interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2012 *	27,916	1,646	2,733	4,702	18,835

As of December 31, 2011 *	26,635	1,878	3,453	5,841	15,463

*	The interest rates on the floating rate debt balances have been assumed to be the same as the rates as of September 30, 2012 and December 31, 2011, respectively.

Trade and other payables that are due for payment in less than one year were $1,874 million and $1,749 million as of September 30, 2012 and December 31, 2011, respectively.

Refer to note 20 for additional changes in the contractual cash flows of the Group's other financial liabilities.

5.3    Fair value measurements recognized in the statements of comprehensive income

The following table sets out an analysis of the Group’s financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of September 30, 2012
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	2	—	2
Embedded derivatives	—	191	—	191
Total	—	193	—	193
As of December 31, 2011
Financial assets and liabilities at fair value through profit or loss
Derivative financial assets (liabilities)
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the nine month period ended September 30, 2012. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these assets.

6.	Segment reporting
The Group’s reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging manufactures value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 18).

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses and income tax benefit and expense.
The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice which are sold at cost.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

Business segment reporting

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	519	395	320	615	859	746	—	3,454
Total inter-segment revenue	—	23	3	36	112	—	(174)	—
Total segment revenue	519	418	323	651	971	746	(174)	3,454
Gross profit	131	59	65	175	150	67	3	650
Expenses and other income	(31)	(16)	(31)	(48)	(79)	(57)	1	(261)
Share of profit of associates and joint ventures	7	—	—	—	—	—	—	7
Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Financial income								54
Financial expenses								(641)
Loss before income tax								(191)
Income tax benefit								87
Loss after income tax								(104)

Earnings before interest and tax (“EBIT”)	107	43	34	127	71	10	4	396
Depreciation and amortization	51	14	18	33	75	97	—	288
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	158	57	52	160	146	107	4	684
Included in EBITDA:
Asset impairment charges	—	—	—	—	6	3	—	9
Business acquisition and integration costs	—	—	—	—	2	5	—	7
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(5)	—	—	—	—	—	—	(5)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	1	—	—	1
Non-cash pension income	—	—	—	—	—	—	(12)	(12)
Operational process engineering-related consultancy costs	—	—	—	1	3	—	5	9
Restructuring costs (recoveries)	—	1	—	—	2	1	(1)	3
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized gain on derivatives	(8)	(1)	—	(15)	(1)	—	—	(25)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	—	—	1	—	(3)	—	—	(2)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	144	57	54	146	156	116	(3)	670

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Total external revenue	1,506	1,175	956	1,816	2,547	2,357	—	10,357
Total inter-segment revenue	—	61	10	77	358	—	(506)	—
Total segment revenue	1,506	1,236	966	1,893	2,905	2,357	(506)	10,357
Gross profit	380	172	182	502	463	228	1	1,928
Expenses and other income	(198)	(45)	(93)	(178)	(194)	(197)	(11)	(916)
Share of profit of associates and joint ventures	18	1	—	—	—	—	—	19
Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Financial income								42
Financial expenses								(1,304)
Loss before income tax								(231)
Income tax benefit								129
Loss after income tax								(102)

Earnings before interest and tax (“EBIT”)	200	128	89	324	269	31	(10)	1,031
Depreciation and amortization	162	42	54	97	213	288	—	856
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	362	170	143	421	482	319	(10)	1,887
Included in EBITDA:
Asset impairment charges	—	—	—	—	11	15	—	26
Business acquisition and integration costs	—	—	—	2	18	14	3	37
Business interruption costs (recoveries)	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(12)	—	—	—	—	—	—	(12)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of businesses	—	—	—	—	(66)	—	—	(66)
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	11	—	—	11
Non-cash inventory charge	—	—	—	3	6	—	—	9
Non-cash pension income	—	—	—	—	—	—	(37)	(37)
Operational process engineering-related consultancy costs	1	—	—	1	11	—	5	18
Restructuring costs (recoveries)	19	1	1	—	3	25	(1)	48
SEC registration costs	—	—	—	—	—	—	7	7
Unrealized (gain) loss on derivatives	(2)	(3)	1	(11)	(2)	—	—	(17)
VAT and customs duties on historical imports	(1)	—	—	—	—	—	—	(1)
Other	(1)	—	1	—	(5)	—	—	(5)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	376	168	147	416	469	373	(33)	1,916
Segment assets as of September 30, 2012	3,219	2,334	1,886	5,094	6,194	5,669	(1,839)	22,557

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	512	405	352	613	931	256	—	3,069
Total inter-segment revenue	—	13	3	13	130	—	(159)	—
Total segment revenue	512	418	355	626	1,061	256	(159)	3,069
Gross profit	99	66	59	144	152	(1)	(3)	516
Expenses and other income	(61)	(14)	(27)	(78)	(103)	(29)	17	(295)
Share of profit of associates and joint ventures	5	1	—	—	—	—	—	6
Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Financial income								2
Financial expenses								(521)
Loss before income tax								(292)
Income tax benefit								8
Loss after income tax								(284)

Earnings before interest and tax (“EBIT”)	43	53	32	66	49	(30)	14	227
Depreciation and amortization	67	15	20	39	75	32	—	248
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the three month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	110	68	52	105	124	2	14	475
Included in EBITDA:
Asset impairment charges	—	—	—	—	4	—	—	4
Business acquisition and integration costs	—	—	—	3	15	1	2	21
Business interruption costs	2	—	—	—	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(3)	(1)	—	—	—	—	—	(4)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Impact of purchase price accounting on inventories	—	—	—	—	—	26	—	26
Non-cash pension income	—	—	—	1	1	—	(6)	(4)
Operational process engineering-related consultancy costs	—	—	—	10	3	—	—	13
Restructuring costs	—	—	2	2	7	—	1	12
SEC registration costs	—	—	—	—	—	—	1	1
Unrealized loss on derivatives	—	1	2	12	2	—	—	17
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	115	68	56	133	156	41	(6)	563

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the three month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the three month period ended September 30, 2011 has been revised to conform to the presentation of the three month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Total external revenue	1,498	1,168	1,017	1,808	2,532	256	—	8,279
Total inter-segment revenue	—	29	9	43	407	—	(488)	—
Total segment revenue	1,498	1,197	1,026	1,851	2,939	256	(488)	8,279
Gross profit	309	161	161	427	395	(1)	(3)	1,449
Expenses and other income	(185)	(43)	(69)	(214)	(307)	(29)	(11)	(858)
Share of profit of associates and joint ventures	13	1	—	—	—	—	—	14
Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(14)	605
Financial income								19
Financial expenses								(1,075)
Loss before income tax								(451)
Income tax benefit								65
Loss after income tax								(386)

Earnings before interest and tax (“EBIT”)	137	119	92	213	88	(30)	(14)	605
Depreciation and amortization	193	45	58	112	214	32	—	654
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(14)	1,259

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	For the nine month period ended September 30, 2011‡
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice†	Graham Packaging	Corporate / unallocated*†	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	330	164	150	325	302	2	(14)	1,259
Included in EBITDA:
Asset impairment charges	4	—	—	—	6	—	—	10
Business acquisition and integration costs	—	—	—	3	27	1	25	56
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(7)	(2)	—	—	—	—	—	(9)
Gain on modification of plan benefits	—	—	—	—	—	—	(18)	(18)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	26	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	2	3	—	(36)	(31)
Operational process engineering-related consultancy costs	—	—	—	19	12	—	3	34
Restructuring costs	1	—	3	11	46	—	19	80
SEC registration costs	—	—	—	—	—	—	2	2
Unrealized loss on derivatives	—	—	1	22	3	—	—	26
VAT and customs duties on historical imports	6	—	—	—	—	—	—	6
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	336	162	150	382	406	41	(19)	1,458
Segment assets as of December 31, 2011‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,318)	21,635

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the nine month period ended September 30, 2011 and as of December 31, 2011 have been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.5.

†	The inter-segment revenue for the nine month period ended September 30, 2011 has been revised to conform to the presentation of the nine month period ended September 30, 2012. Refer to note 2.5.

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

7.	Other income

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Gain on sale of businesses	—	—	66	5
Income from facility management	—	3	1	9
Income from miscellaneous services	2	—	6	—
Rental income from investment properties	—	2	1	5
Royalty income	1	2	3	3
Sale of by-products	6	8	19	23
Unrealized gains on derivatives	25	—	17	—
Other	8	9	15	23
Total other income	42	24	128	68

During the nine month period ended September 30, 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

8.	Other expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Asset impairment charges	(9)	(4)	(26)	(10)
Business acquisition and integration costs	(7)	(21)	(37)	(56)
Business interruption costs	(1)	(2)	(1)	(2)
Loss on sale of property, plant and equipment	(3)	—	—	—
Manufacturing plant fire, net of insurance recoveries	—	—	(10)	—
Net foreign currency exchange loss	(1)	(3)	(6)	(10)
Operational process engineering-related consultancy costs	(4)	(13)	(13)	(34)
Restructuring costs	(3)	(12)	(47)	(80)
SEC registration costs	(1)	(1)	(7)	(2)
Unrealized losses on derivatives	—	(17)	—	(26)
VAT and customs duties on historical imports	—	(6)	1	(6)
Other	—	1	(1)	2
Total other expenses	(29)	(78)	(147)	(224)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

9.Financial income and expenses

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2012	2011	2012	2011
Interest income		2	2	5	5
Net gain in fair values of derivatives		—	—	35	—
Net foreign currency exchange gain		52	—	2	14
Financial income		54	2	42	19
Interest expense:
August 2011 Credit Agreement		(73)	(45)	(225)	(90)
2009 Credit Agreement		—	—	—	(29)
February 2012 Senior Notes		(14)	—	(60)	—
August 2011 Notes		(72)	(31)	(180)	(31)
February 2011 Notes		(38)	(38)	(116)	(101)
October 2010 Notes		(62)	(60)	(191)	(181)
May 2010 Senior Notes		(21)	(22)	(67)	(65)
2009 Senior Secured Notes		(33)	(38)	(99)	(111)
Related Party Notes		(24)	(28)	(75)	(83)
Pactiv 2012 Notes		—	(4)	(3)	(11)
Pactiv 2017 Notes		(6)	(6)	(18)	(18)
Pactiv 2018 Notes		—	—	(1)	(1)
Pactiv 2025 Notes		(5)	(5)	(16)	(16)
Pactiv 2027 Notes		(4)	(4)	(12)	(12)
Graham Packaging 2014 Notes		—	(3)	(7)	(3)
Graham Packaging 2017 Notes		—	(2)	—	(2)
Graham Packaging 2018 Notes		—	(2)	—	(2)
Related party borrowings		—	—	(1)	(1)
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(2)	(1)	(6)	(2)
February 2012 Senior Notes		(1)	—	(2)	—
August 2011 Notes		(2)	(1)	(5)	(1)
February 2011 Notes		(1)	(1)	(2)	(2)
October 2010 Notes		(3)	(2)	(7)	(7)
May 2010 Senior Notes		(1)	(1)	(3)	(2)
2009 Senior Secured Notes		(2)	(2)	(6)	(6)
Related Party Notes		(1)	(1)	(3)	(3)
Fair value adjustment on acquired notes		1	3	2	7
Original issue discounts(a)		(2)	(1)	(6)	(2)
Embedded derivatives		3	2	6	5
Debt commitment letter fees(c)		—	(43)	—	(68)
Credit agreement amendment fees		—	(11)	—	(11)
Net loss in fair values of derivatives		(88)	(23)	—	(84)
Net foreign currency exchange loss		—	(138)	—	—
Loss on extinguishment of debt(a)		(158)	(5)	(159)	(129)
Fair value adjustment on the 2009 Senior Secured Notes (Dollar)(b)		(26)	—	(26)	—
Other		(6)	(8)	(16)	(13)
Financial expenses		(641)	(521)	(1,304)	(1,075)
Net financial expenses		(587)	(519)	(1,262)	(1,056)

(a)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transactions costs.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(b)	The fair value adjustment on the remaining 2009 Senior Secured Notes (Dollar) includes a $13 million redemption premium and $13 million of accelerated amortization of transaction costs.

(c)
A debt commitment letter to fund the Graham Packaging acquisition (refer to note 18) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the nine month period ended September 30, 2011.

Refer to note 14 for information on the Group's borrowings.

10.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011
Reconciliation of effective tax rate
Loss before income tax	(191)	(292)	(231)	(451)
Income tax benefit using the New Zealand tax rate of 28%	53	82	65	126
Effect of tax rate differences in foreign jurisdictions	26	12	39	37
Effect of tax rates in state and local tax	4	4	3	8
Non-deductible expenses and permanent differences	27	(43)	(6)	(50)
Withholding tax	(4)	(1)	(15)	(10)
Tax benefit of alternative fuel mixture credits	—	—	96	—
Tax rate modifications	1	3	—	—
Recognition of previously unrecognized tax losses and temporary differences	—	(6)	—	1
Unrecognized tax losses and temporary differences	(24)	(47)	(63)	(48)
Tax uncertainties	3	4	7	3
Controlled foreign corporation tax	—	(1)	—	(1)
Other	—	—	2	(1)
Over (under) provided in prior periods	1	1	1	—
Total income tax benefit	87	8	129	65

In May 2012, the Evergreen segment submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit in the nine month period ended September 30, 2012. The Group's current income tax receivable increased by $13 million and net U.S. deferred tax liability decreased by $83 million as a result of the recognition of this tax benefit.

11.    Inventories

(In $ million)	As of September 30, 2012	As of December 31, 2011
Raw materials and consumables	481	556
Work in progress	215	227
Finished goods	959	898
Engineering and maintenance materials	149	152
Provision against inventories	(68)	(69)
Total inventories	1,736	1,764

During the three and nine month periods ended September 30, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $1,553 million and $4,752 million, respectively (three and nine month periods ended September 30, 2011: $1,418 million and $3,762 million, respectively).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
Cost	235	1,029	4,342	351	391	25	6,373
Accumulated depreciation	—	(249)	(1,535)	—	(195)	(3)	(1,982)
Accumulated impairment losses	—	(2)	(21)	—	—	—	(23)
Balance as of September 30, 2012	235	778	2,786	351	196	22	4,368
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Balance as of December 31, 2011	237	841	2,925	341	178	24	4,546
The total depreciation charge of $201 million and $584 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $195 million, nine month period: $565 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $16 million). The total depreciation charge of $166 million and $432 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $160 million, nine month period: $414 million), selling, marketing and distribution expenses (three month period: $1 million, nine month period: $3 million) and general and administration expenses (three month period: $5 million, nine month period: $15 million).
During the three and nine month periods ended September 30, 2012, $4 million and $25 million, respectively, of impairment charges were recognized (three and nine month periods ended September 30, 2011: $4 million and $6 million, respectively).
The Group leases plant and equipment under finance leases. The leased plant and equipment secures the lease obligations.
Refer to note 14 for details of security granted over property, plant and equipment and other assets.

13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
Cost	6,313	2,060	3,777	883	218	13,251
Accumulated amortization	—	(33)	(619)	(192)	(94)	(938)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Balance as of September 30, 2012	6,313	2,027	3,158	691	122	12,311
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Balance as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
The total amortization charge of $87 million and $272 million for the three and nine month periods ended September 30, 2012, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $27 million, nine month period: $80 million) and general and administration expenses (three month period: $60 million, nine month period: $192 million). The total amortization charge of $82 million and $221 million for the three and nine month periods ended September 30, 2011, respectively, is recognized in the statements of comprehensive income as a component of cost of sales (three month period: $24 million, nine month period: $66 million) and general and administration expenses (three month period: $58 million, nine month period: $155 million).
13.1    Impairment testing for CGUs containing indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangible assets with indefinite useful lives and  are therefore not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. There were no indicators of impairment as of September 30, 2012.

At December 31, 2011, the Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group did perform procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

As of September 30, 2012, the goodwill and indefinite life identifiable intangible assets acquired as a result of the Graham Packaging acquisition have been finalized, including the allocation of $140 million of goodwill to other business segments from the procurement synergies as a result of integrating the Graham Packaging business into the Group (refer to note 18).

The Group was required to perform an initial impairment analysis with respect to the carrying value of goodwill and other identifiable intangible assets with indefinite useful lives within the one year anniversary of the acquisition.  As a result of this analysis, there was no impairment in respect of the allocated goodwill or indefinite life identifiable intangible assets.

The impairment testing for Graham Packaging's goodwill and indefinite life identifiable intangible assets was performed by comparing the segment's estimated fair value less cost to sell to the carrying value of net assets.  The estimated fair value was determined using forecasted Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and were based on both external and internal sources. The forecasted Adjusted EBITDA was prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. In order to achieve the synergies and cost savings included in the forecasted Adjusted EBITDA, the Group expects to incur cash outlays of approximately $75 million by the end of 2013, of which $36 million have been incurred from the date of acquisition through September 30, 2012. The forecasted Adjusted EBITDA was subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiple applied was 8.5x. Costs to sell were estimated to be 2% of the fair value. No impairment charge was incurred as a result of such test.

If the forecasted Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 9% lower than those used in the impairment assessment, no impairment would need to be recognized.

The Group also performed procedures to determine whether there were any indicators that the goodwill from other business segments was impaired as a result of the allocation from the procurement synergies resulting from the Graham Packaging acquisition. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included the reviews of the business segment's financial position and Adjusted EBITDA performance against the forecast used in the goodwill impairment analysis as of December 31, 2011. The assessments concluded that no impairment triggers existed in other business segments and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of September 30, 2012.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

14.    Borrowings

(In $ million)	Note	As of September 30, 2012	As of December 31, 2011
September 2012 Credit Agreement(a)(w)		26	—
2009 Senior Secured Notes(l)(y)		360	—
August 2011 Credit Agreement(b)(x)		—	247
Pactiv 2012 Notes(o)(aa)		—	253
Other borrowings(ac)		6	20
Current borrowings		392	520
September 2012 Credit Agreement(a)(w)		2,584	—
August 2011 Credit Agreement(b)(x)		—	4,243
September 2012 Senior Secured Notes(c)(y)		3,221	—
February 2012 Senior Notes(d)(y)		9	—
August 2011 Senior Secured Notes(e)(y)		1,470	1,468
August 2011 Senior Notes(f)(y)		2,188	972
February 2011 Senior Secured Notes(g)(y)		997	999
February 2011 Senior Notes(h)(y)		995	993
October 2010 Senior Secured Notes(i)(y)		1,475	1,473
October 2010 Senior Notes(j)(y)		1,469	1,466
May 2010 Senior Notes(k)(y)		983	980
2009 Senior Secured Notes(l)(y)		571	1,642
Related Party Notes at 8%(m)(z)		609	606
Related Party Notes at 9.5%(n)(z)		531	530
Pactiv 2017 Notes(p)(aa)		312	314
Pactiv 2018 Notes(q)(aa)		17	17
Pactiv 2025 Notes(r)(aa)		269	269
Pactiv 2027 Notes(s)(aa)		197	197
Graham Packaging 2014 Notes(t)(ab)		—	367
Graham Packaging 2017 Notes(u)(ab)		—	14
Graham Packaging 2018 Notes(v)(ab)		—	19
Related party borrowings	17	16	39
Other borrowings(ac)		25	33
Non-current borrowings		17,938	16,641
Total borrowings		18,330	17,161

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(a) September 2012 Credit Agreement (current and non-current)	2,623	—
Debt issuance costs	(13)	—
Carrying amount	2,610	—
(b) August 2011 Credit Agreement (current and non-current)	—	4,574
Debt issuance costs	—	(65)
Original issue discount	—	(19)
Carrying amount	—	4,490
(c) September 2012 Senior Secured Notes	3,250	—
Debt issuance costs	(51)	—
Embedded derivative	22	—
Carrying amount	3,221	—
(d) February 2012 Senior Notes	9	—
Debt issuance costs	—	—
Embedded derivative	—	—
Carrying amount	9	—
(e) August 2011 Senior Secured Notes	1,500	1,500
Debt issuance costs	(31)	(33)
Original issue discount	(10)	(11)
Embedded derivative	11	12
Carrying amount	1,470	1,468
(f) August 2011 Senior Notes	2,241	1,000
Debt issuance costs	(58)	(27)
Original issue discount	(6)	(7)
Embedded derivative	11	6
Carrying amount	2,188	972
(g) February 2011 Senior Secured Notes	1,000	1,000
Debt issuance costs	(14)	(15)
Embedded derivative	11	14
Carrying amount	997	999
(h) February 2011 Senior Notes	1,000	1,000
Debt issuance costs	(15)	(17)
Embedded derivative	10	10
Carrying amount	995	993
(i) October 2010 Senior Secured Notes	1,500	1,500
Debt issuance costs	(33)	(35)
Embedded derivative	8	8
Carrying amount	1,475	1,473
(j) October 2010 Senior Notes	1,500	1,500
Debt issuance costs	(39)	(43)
Embedded derivative	8	9
Carrying amount	1,469	1,466
(k) May 2010 Senior Notes	1,000	1,000
Debt issuance costs	(25)	(28)
Embedded derivative	8	8
Carrying amount	983	980
(l) 2009 Senior Secured Notes (current and non-current)	930	1,707
Debt issuance costs	(8)	(59)
Original issue discount	(5)	(17)
Embedded derivative	1	11
Redemption premium	13	—
Carrying amount	931	1,642

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(In $ million)	As of September 30, 2012	As of December 31, 2011
(m) Related Party Notes at 8%	621	621
Debt issuance costs	(12)	(15)
Carrying amount	609	606
(n) Related Party Notes at 9.5%	543	544
Debt issuance costs	(12)	(14)
Carrying amount	531	530
(o) Pactiv 2012 Notes	—	249
Fair value adjustment at acquisition	—	4
Carrying amount	—	253
(p) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	12	14
Carrying amount	312	314
(q) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(r) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(s) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(t) Graham Packaging 2014 Notes	—	355
Fair value adjustment at acquisition	—	5
Embedded derivative	—	7
Carrying amount	—	367
(u) Graham Packaging 2017 Notes	—	14
Carrying amount	—	14
(v) Graham Packaging 2018 Notes	—	19
Carrying amount	—	19

(w)         September 2012 Credit Agreement

Reynolds Group Holdings Limited ("RGHL") and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

			Original	Value drawn or utilized at	Applicable interest rate as of
			facility value	September 30, 2012	September 30, 2012
	Currency	Maturity date	(in million)	(in million)
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,235	4.750%
European Term Loan	€	September 28, 2018	300	300	5.000%
Revolving Tranches (1)
Revolving Tranche	$	November 5, 2014	120	78	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The remaining proceeds will be used for general corporate purposes.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans commencing with the quarter ending December 31, 2012. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of September 30, 2012, RGHL and the Group were in compliance with all of the covenants.
(x)        August 2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as previously defined in the Group's financial statements for the year ended December 31, 2011). For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(y)        Notes outstanding

Certain of the Group's borrowings as of September 30, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15
2009 Senior Secured Notes (Dollar)(2)	$	November 5, 2009	348	7.750%	October 15, 2016	April 15 and October 15
2009 Senior Secured Notes (Euro)	€	November 5, 2009	450	7.750%	October 15, 2016	April 15 and October 15

(1) Refer to “Additional information regarding the Notes” below for details of the exchange offer for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and August 2011 Senior Notes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(2) On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). Refer to note 20 for a discussion of the redemption of the remaining outstanding principal amount of 2009 Senior Secured Notes (Dollar) on October 29, 2012.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes." The 2009 Senior Secured Notes (Dollar) and the 2009 Senior Secured Notes (Euro) are collectively defined as the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in the Company have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes. In addition, the Company and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Secured Notes.

Terms governing the Notes

As used herein, “Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Senior Notes and the 2009 Senior Secured Notes, but not the 2007 Notes (as defined below).

Additional information regarding the Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the September 2012 Senior Secured Notes are substantively consistent with the other series of Notes (except for the February 2012 Senior Notes), which are unchanged from December 31, 2011.

On August 10, 2012, the Reynolds Issuers consummated an exchange offer and consent solicitation for the February 2012 Senior Notes whereby (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

SEC registrations and exchange offers

The indenture governing the September 2012 Senior Secured Notes provides that if the Reynolds Issuers fail to file and have declared effective, by September 28, 2013, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original September 2012 Senior Secured Notes, the Reynolds Issuers will be required to pay additional interest on the September 2012 Senior Secured Notes effective 12 months from the date of issuance of the September 2012 Senior Secured Notes, up to a maximum of 1.00% per annum for 12 months. The Group has not filed a registration statement with the SEC with respect to the September 2012 Senior Secured Notes as of the date of these financial statements.

The indentures governing the other series of Notes have similar provisions. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012, and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011, and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011, and ended on May 4, 2012. For the three and nine month periods ended September 30, 2012, the Group expensed additional interest of $1 million and $3 million, respectively, related to the February 2011 Notes, $2 million and $10 million, respectively, related to the October 2010 Notes and zero and $3 million, respectively, related to the May 2010 Senior Notes. As of September 30, 2012, the accrued additional interest related to these series of notes was $6 million.

(z)         Related Party Notes
On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (a related party of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the "Related Party Notes at 8%") and €420 million principal amount with an interest rate of 9.500% (the "Related Party Notes at 9.5%" and together with the Related Party Notes at 8%, the "Related Party Notes"). The interest payment and final maturity dates of the Related Party Notes are consistent with those of the 2007 Notes.
The guarantee and security arrangements, indenture restrictions, and change of control provisions of the 2007 Notes are unchanged from December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(aa)     Pactiv Notes
As of September 30, 2012, the Group had outstanding the following notes (defined below, and together the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15
The guarantee arrangements, indenture restrictions and redemption terms are unchanged from December 31, 2011.
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Pactiv 2012 Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ab)     Graham Packaging Notes
During the nine month period ended September 30, 2012, the Group redeemed and discharged the Graham Packaging Notes (as previously defined in the Group's annual financial statements for the year ended December 31, 2011).
(ac)     Other borrowings
As of September 30, 2012, in addition to the September 2012 Credit Agreement, the Notes, the Related Party Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of September 30, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Secured Notes. As of September 30, 2012, the secured facilities were utilized in the amount of $5 million (December 31, 2011: $25 million) in the form of letters of credit and bank guarantees.
Other borrowings as of September 30, 2012, also included finance lease obligations of $26 million (December 31, 2011: $28 million).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

15.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Current	7	2	37	26	20	92
Non-current	28	34	5	21	43	131
Balance as of September 30, 2012	35	36	42	47	63	223
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Balance as of December 31, 2011	40	33	36	50	73	232

The restructuring actions across the Group have resulted in the recognition of $3 million and $48 million of restructuring expenses for the three and nine month periods ended September 30, 2012, respectively (three and nine month periods ended September 30, 2011: $12 million and $80 million, respectively). These restructuring expenses are primarily related to employee severance and have been or will be settled in cash.

Other provisions at September 30, 2012 included $15 million related to onerous lease provisions, $17 million related to warranty provisions and $7 million related to environmental remediation programs.

16.    Equity

16.1    Share capital

Beverage Packaging Holdings (Luxembourg) I S.A.

Number of shares	For the nine month period ended September 30, 2012	For the twelve month period ended December 31, 2011
Balance at the beginning of the period	13,063,527	13,063,527
Issue of shares	—	—
Balance	13,063,527	13,063,527
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.
16.2    Other reserves
The interim unaudited condensed statement of financial position as of September 30, 2012 presents negative equity of $522 million compared to negative equity of $457 million as of December 31, 2011. Total equity has been reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of September 30, 2012, the common control transactions had generated a reduction in equity of $1,561 million.
16.3    Dividends
There were no dividends declared or paid during the three and nine month periods ended September 30, 2012 or during the three and nine month periods ended September 30, 2011 by the Company.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

17.    Related parties

Parent and ultimate controlling party
The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.
Related party transactions
The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Ltd, and Banawi Evergreen Packaging Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the three and nine month periods ended September 30, 2012 and 2011, are detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

	Transaction values				Balances outstanding as of
	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2012	2011	2012	2011	September 30, 2012	December 31, 2011
Transactions with the immediate and ultimate parent companies
Loan payable to ultimate parent(a)	—	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods(b)	54	32	134	100	43	31
Purchase of goods(b)	—	—	—	(4)	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.					—	4
Sale of services	—	1	—	2
Carter Holt Harvey Limited					—	—
Sale of goods	—	—	—	2
Carter Holt Harvey Packaging Pty Limited					—	—
Sale of goods	—	—	—	4
Carter Holt Harvey Pulp & Paper Limited					1	—
Sale of goods	1	—	2	2
FRAM Group Operations LLC					1	1
Recharges	1	—	2	—
United Components, Inc.					—	1
Trade payables
Carter Holt Harvey Limited					—	(1)
Purchase of goods	(3)	(2)	(8)	(7)
Carter Holt Harvey Pulp & Paper Limited					(3)	(5)
Purchase of goods	(7)	(9)	(22)	(29)
Rank Group Limited					(6)	(41)
Recharges(c)	(2)	(82)	(21)	(111)
Rank Group North America, Inc.					4	—
Recharges (d)	(2)	—	(16)	—
Loans payable
Beverage Packaging Holdings (Luxembourg) II S.A.(f)					(1,140)	(1,136)
Interest payable					(30)	(4)
Interest expense	(25)	(28)	(75)	(83)
Reynolds Treasury (NZ) Limited(e)					—	(23)
Loan advanced	—	(25)	—	(25)
Interest expense	—	—	(1)	—
Evergreen Packaging New Zealand Limited					—	—
Transfer of tax losses	—	—	(3)	—
Reynolds Packaging Group (NZ) Limited					—	—
Transfer of tax losses	—	—	(7)	—

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the nine month period ended September 30, 2012, interest accrued at rates ranging from 3.03% to 3.72% (2011: 3.38% to 3.93%). The loan is subordinated to the obligations under the September 2012 Credit Agreement, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, and the 2009 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(d)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(e)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was repaid in June 2012.

(f)	Refer to note 14 for further details on the Group's borrowings with BP II.

18.    Business combinations

18.1    Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

(In $ million)	Amounts recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

Acquisition costs of $2 million and $24 million are included in other expenses in the Group's statements of comprehensive income for the three and nine month periods ended September 30, 2011, respectively.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill, representing procurement synergies from integrating the Graham Packaging business into the Group, that was allocated to other business segments which are expected to benefit from the synergies, including $66 million to Pactiv Foodservice, $34 million to Reynolds Consumer Products, $25 million to Evergreen and $15 million to Closures. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful lives
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $552 million, loss after income tax of $249 million, EBITDA of $(172) million and Adjusted EBITDA of $98 million in the three month period ended September 30, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Graham Packaging would have contributed additional revenue of $2,130 million, loss after income tax of $268 million, EBITDA of $43 million and Adjusted EBITDA of $388 million in the nine month period ended September 30, 2011.

18.2    Dopaco

Pre-acquisition results

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million. As reported in the annual financial statements for the year ended December 31, 2011, the allocation of the purchase price as of the date of acquisition has been finalized. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed additional revenue of $152 million, profit after income tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million in the nine month period ended September 30, 2011.

18.3    Other Acquisitions

During September 2012, the Group acquired certain businesses for an aggregate purchase price of $30 million, subject to working capital

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the interim unaudited condensed financial statements
For the three and nine month periods ended September 30, 2012 adjustments. The consideration was paid in cash. Due to the proximity of the acquisition dates to September 30, 2012, the purchase price has not yet been allocated to the assets acquired and liabilities assumed. Consequently, the purchase price has been included in other non-current assets in the Group's consolidated financial statements.

19.    Contingencies

Litigation and legal proceedings
In addition to the amounts recognized as a provision in note 15, the Group has contingent liabilities related to other litigation and legal proceedings. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group’s indebtedness described in note 14.

20.    Subsequent events

On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar) that were outstanding on September 30, 2012.

On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.
The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to September 30, 2012 which would require accrual or disclosure in these financial statements.